

Mail Stop 4628

September 12, 2017

Via Email
David S. McKenney
Chief Financial Officer
Energy 11 GP, LLC
120 W 3rd Street, Suite 220
Fort Worth, Texas 76102

> **Re:**   **Energy 11, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 000-55615**

Dear Mr. McKenney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Business, page 3

Our Oil and Natural Gas Reserves, page 4

1.   The information provided here and on pages 40 and 64 relating to the prices used in computing the reserves as of December 31, 2016 includes disclosure of a negative gas price after the effect of price differential adjustments. Expand your disclosure to explain the circumstances and factors which result in a negative average realized gas price. Refer to FASB ASC 932-235-50-10.

Proved Undeveloped Reserves, page 7

2.   Revise your disclosure of material changes in proved undeveloped reserves that occurred during the year to provide an appropriate narrative explanation of the change. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a material change so that the change in net reserves between periods is fully explained. Refer to Item 1203(b) of Regulation S-K.

Drilling Activity, page 8

3.   Revise the disclosure to indicate whether the well(s) drilled were exploratory or development wells to comply with Item 1208 of Regulation S-K.

Developed and Undeveloped Acreage Position, page 9

4.   We note there appears to be an inconsistency between the disclosure of significant proved undeveloped reserves in your filing and the lack of disclosure of any undrilled undeveloped acreage. Note that undrilled acreage held by production should be disclosed as undeveloped acreage pursuant to Item 1208(b) of Regulation S-K. Revise your disclosure accordingly.

Notes to Consolidated Financial Statements

Note 9 – Supplementary Information on Oil, Natural Gas and Natural Gas Liquid Reserves (Unaudited), page 63

Estimated Quantities of Proved Oil, NGL and Natural Gas Reserves, page 63

5.   Expand your disclosure to provide an appropriate narrative explanation and the net quantities relating to each individual factor underlying changes in your proved reserves so that the change in net reserves between periods is fully explained. Your disclosure of revisions in the previous estimates of reserves should identify factors such as changes caused by commodity prices, well performance, and changes in a previously adopted development plan. Your revised disclosure should explain why revisions of previous estimates to total proved reserves were less than revisions of previous estimates to proved undeveloped reserves in 2016. Refer to FASB ASC 932-235-50-5.

Exhibit 99.1

6.   Please obtain and file a revised reserves report to address the following points.

        a)   We note that although the reserve report includes information relating to probable reserves, you have not included these details within your filing. We believe that the information in the reserves report should correlate with the disclosure in the filing. Obtain a revised reserve report that does not include the information relating to probable reserves or revise the Form 10-K for the fiscal year ending December 31, 2016 to present this optional information in a manner that is consistent with the disclosure requirements under Items 1202(a)(2) and 1202(a)(5) of Regulation S-K.

b)   If you elect to disclose information relating to probable reserves, you should nevertheless obtain and file a revised reserves report that excludes all aggregated totals of proved and probable reserves that are provided in the report. You may refer to the answer to Question 105.01 in the Compliance and Disclosure Interpretations (C&DIs) available on our website at:

http//www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

c)   The reserve report should include figures for the initial benchmark prices prior to adjustments and the figures for the average realized prices after adjustments for location and quality differentials such as transportation, quality, gravity and Btu content by product type for the reserves as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. You may contact me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources